Exhibit 99.3

Alvotech

_____________________

Unaudited Condensed Consolidated Interim Financial Statements as

of 31 March 2026 and

for the three months ended 31 March 2026 and 2025

Table of Contents

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss	F-2
Unaudited Condensed Consolidated Interim Statements of Financial Position	F-3 - F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-5 - F-6
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-7
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-8 - F-25

F-1

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss for the three months ended 31 March 2026 and 2025

USD in thousands, except for per share amounts	Notes	Three months ended 31 March 2026	Three months ended 31 March 2025
Product and service revenue	5	51,180	109,907
License and other revenue	5	54,685	22,858
Other income		80	41
Cost of product and service revenue		(46,087)	(65,447)
Research and development expenses		(24,511)	(38,170)
General and administrative expenses		(25,673)	(18,607)
Operating profit		9,674	10,582
Finance income	6	33,414	126,308
Finance costs	6	(40,807)	(35,539)
Exchange rate differences		(1,295)	(7,930)
Non-operating (loss) / profit		(8,688)	82,839
Profit before taxes		986	93,421
Income tax benefit	7	44	16,259
Profit for the period		1,030	109,680
Other comprehensive (loss) / profit
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		(951)	241
Total comprehensive profit		79	109,921
Profit per share
Basic profit for the period per share	8	0.00	0.39
Diluted profit for the period per share	8	0.00	0.35

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

F-2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 31 March 2026 and 31 December 2025

USD in thousands

Non-current assets	Notes	31 March 2026	31 December 2025
Property, plant and equipment	9	360,226	356,398
Right-of-use assets	10	135,001	138,294
Goodwill		12,514	12,835
Other intangible assets	11	119,593	81,834
Contract assets	5	130,033	122,934
Other long-term assets		14,957	8,578
Deferred tax assets	7	192,863	192,211
Total non-current assets		965,187	913,084
Current assets
Inventories	13	228,017	220,054
Trade receivables		47,820	69,740
Contract assets	5	58,386	64,440
Other current assets	14	57,261	46,984
Receivables from related parties	18	665	438
Cash and cash equivalents	12	63,832	172,359
Total current assets		455,981	574,015
Total assets		1,421,168	1,487,099

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

F-3

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 31 March 2026 and 31 December 2025

USD in thousands

Equity	Notes	31 March 2026	31 December 2025
Share capital	15	2,930	2,929
Share premium	15	2,106,919	2,105,691
Other reserves		16,198	15,331
Translation reserve		401	1,352
Accumulated deficit		(2,408,760)	(2,409,790)
Total equity		(282,312)	(284,487)
Non-current liabilities
Borrowings	16	1,267,117	1,262,147
Derivative financial liabilities		21,763	53,994
Lease liabilities	10	134,524	137,999
Contract liabilities	5	13,128	5,500
Deferred tax liability	7	7,164	7,868
Total non-current liabilities		1,443,696	1,467,508
Current liabilities
Trade and other payables		97,865	126,124
Lease liabilities	10	13,126	12,078
Current maturities of borrowings	16	42,514	36,921
Liabilities to related parties	18	2,377	3,325
Contract liabilities	5	9,547	30,364
Taxes payable		2,048	1,041
Other current liabilities	19	92,307	94,225
Total current liabilities		259,784	304,078
Total liabilities		1,703,480	1,771,586
Total equity and liabilities		1,421,168	1,487,099

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

F-4

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the three months ended 31 March 2026 and 2025

USD in thousands

Cash flows from operating activities	Notes	Three months ended 31 March 2026	Three months ended 31 March 2025
Profit for the period		1,030	109,680
Adjustments for non-cash items:
Depreciation, amortization and impairment		10,287	8,259
Change in inventory reserves	13	3,057	686
Share-based payments		2,344	1,308
Finance income	6	(33,414)	(126,308)
Finance costs	6	40,807	35,539
Exchange rate difference		1,295	7,930
Income tax benefit	7	(44)	(16,259)
Operating cash flow before movement in working capital		25,362	20,835
(Increase) in inventories	13	(11,020)	(14,871)
Decrease in trade receivables		21,920	9,028
(Increase) in receivables with related parties	18	(227)	(60)
(Increase) / decrease in contract assets	5	(1,953)	18,498
(Increase) in other assets	14	(8,157)	(3,705)
(Decrease) / increase in trade and other payables		(34,339)	3,808
(Decrease) in contract liabilities	5	(12,871)	—
(Decrease) in liabilities with related parties	18	(948)	(3,738)
(Decrease) in other liabilities	19	(3,013)	(12,410)
Cash (used in) / from operations		(25,246)	17,385
Interest received		136	25
Interest paid		(35,041)	(4,831)
Income tax paid		(278)	(30)
Net cash (used in) / provided by operating activities		(60,429)	12,549
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(7,142)	(23,187)
Acquisition of intangible assets	11	(39,053)	(183)
Proceeds from the sale in joint venture		—	2,975
Net cash used in investing activities		(46,195)	(20,395)

F-5

Cash flows from financing activities	Notes	Three months ended 31 March 2026	Three months ended 31 March 2025
Repayments of borrowings	16	(9,046)	(3,563)
Repayments of principal portion of lease liabilities	10	(3,163)	(2,276)
Proceeds from new borrowings	16	13,496	—
Transaction cost from new borrowings		(2,254)	—
Net cash used in financing activities		(967)	(5,839)
(Decrease) in cash and cash equivalents	12	(107,591)	(13,685)
Cash and cash equivalents at the beginning of the year	12	172,359	51,428
Effect of movements in exchange rates on cash held		(936)	801
Cash and cash equivalents at the end of the period	12	63,832	38,544

Supplemental cash flow disclosures (Note 21)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

F-6

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the three months ended 31 March 2026 and 2025

USD in thousands

	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity
At 1 January 2025	2,826	2,007,058	17,272	(2,218)	(2,437,709)	(412,771)
Profit for the period	—	—	—	—	109,680	109,680
Foreign currency translation differences	—	—	—	241	—	241
Total comprehensive profit	—	—	—	241	109,680	109,921
Recognition of share-based payments	—	—	1,249	—	—	1,249
Stock options recognised	—	—	81	—	—	81
Settlement of RSUs with shares	2	452	(1,221)	—	—	(767)
At 31 March 2025	2,828	2,007,510	17,381	(1,977)	(2,328,029)	(302,287)

At 1 January 2026	2,929	2,105,691	15,331	1,352	(2,409,790)	(284,487)
Profit for the period	—	—	—	—	1,030	1,030
Foreign currency translation differences	—	—	—	(951)	—	(951)
Total comprehensive profit	—	—	—	(951)	1,030	79
Recognition of share-based payments	—	—	2,261	—	—	2,261
Stock options recognised	—	—	91	—	—	91
Settlement of RSUs with shares	1	1,228	(1,485)	—	—	(256)
At 31 March 2026	2,930	2,106,919	16,198	401	(2,408,760)	(282,312)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

F-7

1.	General information

Alvotech (the “Parent” or the “Company” or “Alvotech”) is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These condensed consolidated interim financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 8 June 2026.

The Company and its subsidiaries (collectively referred to as the “Group”) are a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide. The Group has commercialized a certain biosimilar product and has multiple biosimilar molecules.

1.2 Information about shareholders

Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 33.3% and 28.9% ownership interest as of 31 March 2026, respectively. The remaining 37.8% ownership interest is held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 31 March 2026.

1.3 Going concern

The Group has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. Since its inception, the three months ended 31 March 2026 was the second period in which the Group generated profit, with a profit of $1.0 million for the three months ended 31 March 2026, compared to a profit of $109.7 million for three months ended 31 March 2025, and had an accumulated deficit of $2,408.8 million as of 31 March 2026 and $2,409.8 million as of 31 December 2025.

As of 31 March 2026, the Group had cash and cash equivalents of $63.8 million and current assets less current liabilities of $196.2 million.

During the three months ended 31 March 2026, the Group’s financial position and liquidity outlook were impacted by several developments (see Note 3 — Significant changes in the current reporting period for additional details).

In January 2026, the Group entered into a settlement and licensing agreement with Regeneron and Bayer relating to AVT06, providing increased visibility on commercialization and establishing launch timelines across key markets outside the United States, which is expected to support future revenue generation.

In February 2026, the Group further expanded its commercial platform through new supply and commercialization agreements with Sandoz covering Canada, Australia, and New Zealand. These agreements broaden the Group’s geographic footprint and are expected to contribute to future milestone and product revenues, subject to regulatory approvals and market uptake.

The Group also reported positive pivotal study results for AVT80 in February 2026, enabling progression toward regulatory submissions. While representing an important pipeline milestone, this development does not have an immediate impact on liquidity.

In February 2026, the Company issued 12,500,000 shares to a wholly owned subsidiary, classified as treasury shares. This transaction did not generate external cash proceeds but enhances flexibility to settle existing financial instruments, including convertible bonds and share-based obligations.

Additionally, in February 2026, the Board approved a further restructuring initiative. The Group expects to incur restructuring costs during 2026; however, these actions are intended to reduce the ongoing cost base and support improved future cash flows.

The Group expects to fund its activities through a combination of existing cash, projected cash generated from milestone collections and product revenues under commercial agreements, and financing arrangements available to the Group.

F-8

While several of the Group’s biosimilar programs have recently been launched and others are advancing through regulatory approval and commercialization, uncertainty remains regarding the timing and magnitude of future cash inflows. The Group continues to rely on the successful commercialization of its marketed products, including AVT02 (adalimumab) and AVT04 (ustekinumab), as well as the execution of upcoming launches, including AVT03 (denosumab), AVT05 (golimumab), and AVT06 (aflibercept), which has been further supported by the settlement agreement entered into in January 2026.

Although these developments, together with expanded commercial partnerships and ongoing cost optimization initiatives, improve the Group’s revenue visibility and operating outlook, the timing of cash flow generation remains subject to regulatory approvals, market access, and commercial performance. As a result, the Group may need to access additional financing in the future, which is dependent on market conditions and the availability of funding sources that are not entirely within the Group’s control. If sufficient funding is not available, management may be required to delay, scale back, or discontinue certain development or commercialization activities.

In conclusion, based on the existing cash on hand and projected future cash flows, management concluded that the Group has the ability to continue as a going concern for at least one year after the date that the unaudited condensed consolidated interim financial statements are issued. As such, the unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

2.	Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group as of and for the three months ended 31 March 2026 have been prepared in accordance and in compliance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS® Accounting Standards (IFRS) as issued by the IASB, have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s audited annual consolidated financial statements for the year ended 31 December 2025, and accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union (the “EU”).

The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements issued for the year ended 31 December 2025, except for the adoption of new and amended accounting standards effective as of 1 January 2026. The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective. The unaudited condensed consolidated interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand unless otherwise indicated.

In the opinion of the Group’s management, these unaudited condensed consolidated interim financial statements contain all normal recurring adjustments necessary to present fairly the financial position and results of operations of the Group for each of the periods presented. The condensed consolidated statement of financial position as of 31 December 2025 was derived from the consolidated financial statements at that date.

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group´s consolidated financial statements issued for the year ended 31 December 2025.

The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and other factors that are considered to be relevant. Judgments and assumptions involving key estimates are primarily made in relation to the measurement and recognition of revenue, the valuation of derivative financial liabilities, the valuation of deferred tax assets, and the purchase price allocation with respect to the asset acquisition. Actual results may differ from these estimates.

F-9

3.	Significant changes in the current reporting period

The financial position and performance of the Group was impacted by the following events and transactions during the three months ended 31 March 2026:

On 29 January 2026, the Group announced that it had entered into a settlement and licensing agreement with Regeneron and Bayer regarding AVT06, its proposed biosimilar to Eylea (aflibercept), which is approved for marketing in the European Economic Area, United Kingdom and Japan. The agreement provides the Group with commercial certainty in global markets and forms part of the ongoing preparations for future regulatory submissions and market entry.The settlement agreement allows Alvotech and its commercial partners to market and sell the biosimilar as of 1 January 2026 in the United Kingdom and Canada, as well as in Japan (excluding the diabetic macular edema indication) starting 1 May 2026 in the European Economic Area and all other countries in the world (other than the U.S.), and from 1 November 2026 in Japan with all approved indications.

On 2 February 2026, the Group entered into new supply and commercialization agreements with Sandoz for Canada, Australia, and New Zealand. In Canada, the agreement covers one biosimilar candidate in ophthalmology supplied as a prefilled syringe for intravitreal injection. In Australia and New Zealand, the agreement encompasses three biosimilar candidates across immunology and gastroenterology, in multiple formulations. The agreement covers multiple biosimilar candidates and further expands the Group’s geographic commercial footprint.

On 5 February 2026, the Group announced positive top-line results from its pivotal pharmacokinetic study for AVT80, a proposed biosimilar to Entyvio (vedolizumab). The study met all primary endpoints, demonstrating pharmacokinetic similarity as well as comparable safety, tolerability, and immunogenicity profiles. These results enable the Group to progress toward regulatory submissions for both AVT16 and AVT80, the intravenous and subcutaneous biosimilar candidates, respectively.

On February 11, 2026, the Company issued 12,500,000 new shares, all of which were subscribed by its wholly-owned subsidiary Alvotech Manco ehf. and classified as treasury shares without voting or dividend rights. The increase in treasury shares was undertaken to restore the number of treasury shares available following settlement of shares lent under the stock-lending facility that supported investors’ hedging of the Convertible Bonds issued in December 2025 (refer to Note 16) and to ensure the Company maintains a sufficient pool of shares for outstanding financial commitments, including warrants, convertible instruments, and share-based compensation programs.

In February 2026, the Board approved an additional restructuring plan affecting several functions across the Group, with related employee notifications issued in early 2026. The Group expects to incur termination benefits and related restructuring costs in 2026 in connection with this plan.

4.	New accounting standards

New Standards and Interpretations, which became effective as of 1 January 2026, did not have a material impact on our unaudited condensed consolidated interim financial statements.

F-10

5.	Revenue

Disaggregated revenue

The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the three months ended 31 March 2026 and 2025:

	31 March
	2026	2025
Product and service revenue (point in time revenue recognition)	51,180	109,907
License revenue (point in time revenue recognition)	—	—
Performance revenue (point in time revenue recognition)	—	22,858
Development and other service revenue (over time revenue recognition)	54,685	—
	105,865	132,765

Performance revenue is disaggregated from license revenue as the Company reached significant performance milestones during the period in 2025.

Revenue from customers based on the geographic market in which the revenue is earned, which predominantly aligns with the rights conveyed to the Group’s customers pursuant to its out-license contracts, is as follows:

	31 March
	2026	2025
Europe	57,606	66,547
USA	34,531	63,334
Rest of World	13,728	2,884
	105,865	132,765

Contract assets and liabilities

A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below:

	Contract Assets	Contract Liabilities
31 December 2025	187,374	35,864
Contract asset additions	30,584	—
Amounts transferred to trade receivables	(28,555)	—
Derecognition of contract liability	—	—
Customer prepayments	—	11,305
Revenue recognized	—	(24,101)
Foreign currency adjustment	(984)	(393)
31 March 2026	188,419	22,675

F-11

The net increase in contract assets as of 31 March 2026 is due to the revenue recognized when the performance obligation has been met which is offset by transfer of amounts to trade receivables on the basis that the Group’s right to that consideration is no longer contingent on its performance. The net decrease in contract liabilities as of 31 March 2026 is due to revenue recognized when the performance obligation has been met which is offset by customer prepayments in advance of the Group's performance. As of 31 March 2026, $130.0 million and $58.4 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 4 years. As of 31 March 2026, $13.1 million and $9.5 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 3 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.

Remaining performance obligations

Due to the long-term nature of the Group’s out-license contracts, the Group’s obligations pursuant to such contracts represent partially unsatisfied performance obligations at the end of the period. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $294.6 million. The Group expects to recognize the majority of these revenues over the next 5 years.

Out-license agreements

Teva Pharmaceutical Industries Ltd. (Teva)

In August 2020, the Group entered into an exclusive strategic agreement with Teva for the commercialization in the United States for five of the Group’s biosimilar product candidates. The initial pipeline contains biosimilar candidates addressing multiple therapeutic areas. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while Teva will be exclusively commercializing the products in the United States pursuant to an intellectual property license granted by the Group to Teva. This agreement was subsequently amended in June 2021, February 2023, and July 2023, for the exclusive commercialization of additional biosimilar products in the United States.

In connection with the agreement, Teva made upfront payments of $40 million up to 31 March 2026. The Group also received $70.0 million in development milestones, $40.0 million in milestones related to the first commercial sale and other sales target through 31 March 2026, and is entitled to receive up to an additional $465 million in development and sales target milestones. Subject to some limitations, as consideration for supply of product the Group will receive 40% of the value of Teva’s net sales of the products.

STADA Arzneimittel AG (Stada)

In November 2019, the Group entered into an exclusive strategic agreement with Stada for the commercialization of six biosimilar products in all key European markets and selected markets outside Europe. The initial pipeline contains biosimilar candidates aimed at treating autoimmunity, oncology, ophthalmology and inflammatory conditions. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while Stada will be exclusively commercializing the products in the relevant territories pursuant to an intellectual property license granted by the Group to Stada.

Three product agreements were terminated in May 2023, resulting in repayment of €17.4 million and reversion of rights to the Group. Subsequent amendments expanded Stada’s commercial rights for the remaining three biosimilars to additional territories.

In connection with the agreement, Stada made an upfront payment of $6.7 million up to 31 March 2026. The Group also received $73.4 million in development milestones, $25.5 million in milestones related to the first commercial sale and other sales target through 31 March 2026, and is entitled to receive up to an aggregate of $6.9 million in development and sales target milestones. The Group is also expected to receive a royalty of approximately 40% of the estimated net selling price from Stada’s and its affiliates’ commercialization of the contracted biosimilar products.

F-12

Advanz Pharma Holdings (Advanz Pharma)

In February 2023, the Group entered into an exclusive strategic agreement with Advanz Pharma for the commercialization of one biosimilar in the European Economic Area, UK, Switzerland, Canada, Australia, and New Zealand. Under the agreement, the Group is responsible for development and supply, while Advanz Pharma handles registration and commercialization. The partnership was expanded in May 2023 to include five additional biosimilar products in Europe.

Further amendments in June 2024 and May 2025 extended the partnership to include five additional biosimilar products. Advanz Pharma holds exclusive commercialization rights in Europe, with semi-exclusive rights in Germany and France for two of the products.

In connection with the agreements, Advanz Pharma made upfront payments of $156.6 million up to 31 March 2026. The Group also received $61.2 million development milestones, $4.2 million in milestones related to the first commercial sale and other sales target through 31 March 2026. Additionally, the Group is eligible to receive up to an additional $534.7 million in development and sales target milestones. The Group is also expected to receive a royalty of 40% of the estimated net selling price from Advanz Pharma’s and its affiliates’ commercialization of the contracted biosimilar products.

Alvogen Inc. (Alvogen)

In December 2025, the Group entered into an exclusive strategic agreement with Alvogen for the commercialization of three biosimilar in United States. Under the agreement, the Group is responsible for development and supply, while Alvogen handles registration and commercialization.

In connection with the agreement, Alvogen made upfront payments of $15.0 million up to 31 March 2026. Additionally, the Group is eligible to receive up to an additional $195.0 million in development, regulatory and sales target milestones. The Group is also expected to receive a royalty of 40% of the estimated net selling price from Alvogen’s and its affiliates’ commercialization of the contracted biosimilar products. Alvogen is a related party to the Company (refer to Note 18 for further details).

6.	Finance income and finance costs

Finance income earned for the three months ended 31 March 2026 and 2025 are as follows:

	31 March
	2026	2025
Changes in the fair value of derivatives (see Note 20)	32,231	125,609
Interest income from cash and cash equivalents	1,004	674
Other interest income	179	25
	33,414	126,308

Finance costs incurred for the three months ended 31 March 2026 and 2025 are as follows:

	31 March
	2026	2025
Interest on debt and borrowings	(34,660)	(32,041)
Interest on lease liabilities (see Note 10)	(2,650)	(1,973)
Amortization of deferred debt issue costs	(3,497)	(1,525)
	(40,807)	(35,539)

7.	Income tax

The Group’s effective tax rate for the three months ended 31 March 2026 and 2025 was (4.5)% and (17.4)%, based on a tax benefit respectively. The effective tax rate for both periods is mainly influenced by the fair value adjustments of the derivative financial liabilities (refer to Note 20) which are not tax effected, non-deductible interest and losses incurred in Luxembourg for which no deferred tax asset is recognized and other permanent differences. The effective tax rate for both periods is effected by a favorable foreign exchange impact arising from the strengthening of the Icelandic krona against the U.S. dollar which increased the U.S. dollar value of tax loss carryforwards denominated in Icelandic krona.

F-13

Deferred tax assets have been recognized in relation to ordinary timing differences arising from amortization, depreciation, reserves, employee benefits other provisions and tax losses carried forward in the Group. The deferred tax assets on tax losses relates to tax losses arising in Iceland that management considers probable that future forecasted profit associated with product, license and other revenue will be available to offset the tax losses as of 31 March 2026. No deferred tax asset is recognized on tax losses arising in Luxembourg as their recoverability is unlikely to be realized.

As of 31 March 2026, the Group had $192.9 million in deferred tax assets and $192.2 million as of 31 December 2025.

8.	Profit / (loss) per share

The calculation of basic profit per share for the three months ended 31 March 2026 and 2025 is as follows (in thousands, except for share and per share amounts):

	2026	2025
Earnings
Profit for the period	1,030	109,680
Number of shares
Weighted average number of ordinary shares outstanding	294,297,929	284,059,500
Basic profit per share	—	0.39

Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional ordinary shares were assumed to be issued under securities or instruments that may entitle their holders to obtain ordinary shares in the future, which include share-based compensation awards (see Note 17—Share-based payments for additional details) and the OACB warrants (see Note 20 —Financial instruments for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

The calculation of diluted profit per share for the three months ended 31 March 2026 and 2025 is as follows (in thousands, except for share and per share amounts):

	2026	2025
Earnings
Profit for the period	1,030	109,680
After-tax impact of fair value adjustment OACB warrants	—	(8,443)
Fully diluted profit for the period	1,030	101,237
Number of shares
Weighted average number of ordinary shares outstanding	294,297,929	284,059,500
Dilutive effect of share-based compensation	660,687	1,991,166
Dilutive effect of OACB warrants	—	274,817
Weighted average number of diluted ordinary shares outstanding	294,958,616	286,325,483
Diluted profit per share	—	0.35

F-14

9.	Property, plant and equipment

During the three months ended 31 March 2026, the Group acquired items of property, plant and equipment with a cost of $10.3 million, primarily consisting of facility equipment. The Group recognized $6.0 million and $4.7 million of depreciation expense for the three months ended 31 March 2026 and 2025, respectively.

During the three months ended 31 March 2026 and 2025, the Group recognized no impairments of property, plant and equipment.

The Group pledged $360.2 million and $356.4 million of property, plant and equipment as collateral to secure borrowings with third parties as of 31 March 2026 and 31 December 2025, respectively.

10.	Leases

The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the three months ended 31 March 2026 are as follows:

2026
Right-of-use assets
Balance at 1 January	138,294
Adjustments for indexed leases	3,579
New leases	259
Cancelled leases	(2,952)
Depreciation	(3,784)
Translation difference	(395)
Balance at 31 March	135,001

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the three months ended 31 March 2026 are as follows:

2026
Lease liabilities
Balance at 1 January	150,077
Adjustments for indexed leases	3,578
New leases	245
Cancelled leases	(3,257)
Installment payments	(3,149)
Foreign currency adjustment	333
Translation difference	(177)
Balance at 31 March	147,650
Current liabilities	(13,126)
Non-current liabilities	134,524

F-15

The amounts recognized in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss during the three months ended 31 March 2026 and 2025 in relation to the Group’s lease arrangements are as follows:

	31 March
	2026	2025
Total depreciation expense from right-of-use assets	(3,784)	(2,924)
Interest expense on lease liabilities	(2,650)	(1,973)
Foreign currency difference on lease liability	(333)	(5,886)
Total amount recognized in profit and loss	(6,767)	(10,783)

The maturity analysis of undiscounted lease payments as of 31 March 2026 is as follows:

2026
Less than one year	18,947
One to five years	69,892
Thereafter	101,057
189,896

11.	Other Intangible assets

During the three months ended 31 March 2026, intangible assets increased by $38.3 million, mainly in-process development. The Group recognized $0.5 million and $0.5 million of amortization expense for the three months ended 31 March 2026 and 2025, respectively.

During the three months ended 31 March 2026 and 2025, the Group recognized no impairments of intangible assets.

12.	Cash and cash equivalents

Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 31 March 2026 and 31 December 2025 are as follows:

	31 March 2026	31 December 2025
Cash and cash equivalents denominated in US dollars	48,309	161,299
Cash and cash equivalents denominated in other currencies	15,523	11,060
	63,832	172,359

F-16

13.	Inventories

The Group’s inventory balances as of 31 March 2026 and 31 December 2025 are as follows:

	31 March 2026	31 December 2025
Raw materials and supplies	100,491	102,158
Work in progress	136,278	124,330
Finished goods	2,122	1,383
Inventory reserves	(10,874)	(7,817)
Total Balance	228,017	220,054

The Group recognized $39.6 million and $54.8 million within cost of goods sold during the three months ended 31 March 2026 and 2025, respectively.

14.	Other current assets

The composition of other current assets as of 31 March 2026 and 31 December 2025 is as follows:

	31 March 2026	31 December 2025
Value-added tax	22,940	17,924
Prepaid expenses	31,078	27,816
Other short-term receivables	3,243	1,244
	57,261	46,984

15.	Share capital

Movements in the Group’s Ordinary shares, share capital and share premium during the three months ended 31 March 2026 are as follows (in thousands, except for share amounts):

	Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2026	312,021,375	2,929	2,105,691	2,108,620
Settlement of RSUs with shares	131,789	1	1,228	1,229
Balance at 31 March 2026	312,153,164	2,930	2,106,919	2,109,849

No dividends were paid or declared during the three months ended 31 March 2026 and 2025.

F-17

16.	Borrowings

The Group’s debt consists of interest-bearing borrowings from financial institutions and third parties. Outstanding borrowings, net of transaction costs and debt discounts, presented on the consolidated statements of financial position as current and non-current as of 31 March 2026 and 31 December 2025 are as follows:

	31 March 2026	31 December 2025
Senior Secured First Lien Term Loan Facility	1,031,822	1,031,565
2025 Convertible Bonds	69,938	68,367
Senior Term Loan Facility	97,117	96,719
Other borrowings	110,754	102,417
Total outstanding borrowings, net of debt issue costs	1,309,631	1,299,068
Less: current portion of borrowings	(42,514)	(36,921)
Total non-current borrowings	1,267,117	1,262,147

On 12 February 2026, the Group entered into a premium finance agreement with AFCO Premium Credit LLC for an amount of $1.6 million, in connection with the financing of insurance premiums. Per the terms of the agreement, this includes monthly installment payments with final maturity in December 2026. The agreement bears a fixed interest rate of 6.424%. As of 31 March 2026, the outstanding balance on the loan was $1.4 million.

In March 2026, the Group increased the loans related to the asset acquisition for the manufacturing facility in Reykjavik by $8.0 million through an additional borrowing with Landsbankinn hf., under substantially similar terms, including a variable interest rate of SOFR plus a margin of 4.05% and a maturity aligned with the existing facility in February 2030. The incremental borrowing is secured on the same collateral package as the existing Facility loans. As of 31 March 2026, the carrying amount of this incremental facility is $8 million.

The weighted-average interest rates of outstanding borrowings for the three months ended 31 March 2026 and the year ended 31 December 2025 are 9.42% and 9.58%, respectively.

Movements in the Group’s outstanding borrowings during the three months ended 31 March 2026 are as follows:

2026
Borrowings, net at 1 January	1,299,068
Accretion/derecognition of borrowings discount	1,405
Proceeds from new borrowings	15,078
Repayments of borrowings	(9,046)
Accrued interest	(80)
Amortization of deferred debt issue costs	3,498
Foreign currency exchange difference	(292)
Borrowings, net at 31 March	1,309,631

F-18

Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 31 March 2026 are as follows:

31 March 2026
Within one year	42,514
Within two years	123,593
Within three years	23,726
Within four years	1,082,932
Thereafter	116,982
1,389,747

17.	Share-based payments

On 1 December 2022, the Remuneration Committee approved and the Group granted RSUs to employees, executives, and directors. These RSUs entitle recipients to receive Ordinary Shares upon satisfying the applicable vesting conditions. The compensation expense for RSUs is based on the market price of the Ordinary Shares on the grant date and is expensed over the vesting period, which generally spans 1 to 4 years. Vesting generally includes a 1 year cliff, after which shares vest either monthly or annually, contingent upon the participant fulfilling a required service period. Movements in RSUs during the three months ended 31 March 2026 are as follows:

	2026
	RSUs	Weighted Average Fair Value
Outstanding at 1 January	1,756,072	$8.65
New grants during the period	1,637,555	$4.58
Forfeited during the period	(219,500)	$9.64
Vested during the period	(550,420)	$6.47
Outstanding at 31 March	2,623,707	$6.49

The Group recognized $2.3 million and $1.3 million of share-based payment expense during the three months ended 31 March 2026 and 2025, respectively, as follows:

	2026	2025
Cost of product revenue	62	542
Research and development expenses	342	257
General and administrative expenses	1,940	509
	2,344	1,308

F-19

18.	Related parties

Related party transactions as of 31 March 2026 are as follows:

	Purchases / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	1,472	—	—	1,472
Aztiq Consulting ehf. – Sister company	3	—	5	1
Flóki-Art ehf. - Sister company	—	—	—	414
Alvogen UK - Sister company	54	—	—	54
Alvogen Finance B.V. - Sister Company	731	—	—	—
Alvogen Inc.	—	—	—	656
Klettagarðar 6 ehf. - Sister company (b)	333	222	4,306	2,941
Flóki Invest ehf - Sister company	172	—	—	71
Alvogen Spain SL	—	—	—	15
Norwich Clinical Services Ltd	265	—	—	105
Hlíðarvegur 20 ehf.	10	—	—	—
Fasteignafélagið Eyjólfur ehf - Sister company	2,869	—	—	96,479
Flóki fasteignir ehf. - Sister company	970	—	—	13,552
	6,879	222	4,311	115,760

(a)	The full amount of purchased service relates to royalty expenses.
(b)	The receivable is classified within Other long-term assets in the Unaudited Condensed Consolidated Interim Statement of Financial Position

F-20

Related party transactions for the three months ended 31 March 2025 and as of 31 December 2025 are as follows:

	31 March 2025		31 December 2025
	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company	3,108	—	—	—
ATP Holdings ehf. - Sister company	—	—	—	125
Aztiq Consulting ehf. – Sister company	105	28	5	—
Flóki-Art ehf. - Sister company	36	—	—	430
Alvogen Iceland ehf. - Sister company	5	—	—	—
Alvogen ehf. - Sister company	—	22	—	—
Alvogen UK - Sister company	54	—	—	28
Alvogen Finance B.V. - Sister Company	296	—	—	—
Alvogen Inc. - Sister company	3	3	—	656
Adalvo Limited - Sister company	10	48	—	—
Klettagarðar 6 ehf. - Sister company	—	—	4,037	2,923
L41 ehf. - Sister company	14	—	—	6
Flóki Invest ehf - Sister company	196	—	—	276
Alvogen Spain SL - Sister company	—	—	—	16
Norwich Clinical Services Ltd - Sister company	218	—	—	605
Hliðarvegur 20 ehf.	14	—	—	—
Fasteignafélagið Eyjólfur ehf - Sister company	2,878	—	—	96,304
Flóki fasteignir ehf. - Sister company	497	—	—	15,838
	7,434	101	4,042	117,207

F-21

19.	Other current liabilities

The composition of other current liabilities as of 31 March 2026 and 31 December 2025 is as follows:

	31 March 2026	31 December 2025
Unpaid salary and salary related expenses	14,363	9,866
Accrued interest	20,680	19,860
Accrued vacation leave	9,674	9,337
Accrued commercial fees	24,718	24,718
Accrued royalties	9,955	10,933
Accrued other expenses	12,917	19,511
	92,307	94,225

Change in Accrued other expenses as of 31 March 2026 is mainly driven by a decrease of $3.5 million associated with the collaboration and license agreement with Dr. Reddy's and VAT liabilities by $1.5 million. The remainder of the balance is composed of recurring liabilities.

20.	Financial instruments

Accounting classification and carrying amounts

It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of the 2025 Convertible Bonds and the Senior Secured First Lien Term Loan Facility.

Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	31 March 2026
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	1,031,822	1,076,312
2025 Convertible Bonds	69,938	68,685
	1,101,760	1,144,997

	31 December 2025
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	1,031,565	1,108,552
2025 Convertible Bonds	68,367	72,765
	1,099,932	1,181,317

F-22

Fair value measurements

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured at fair value on a recurring basis as of 31 March 2026 and 31 December 2025:

	31 March 2026
	Level 1	Level 2	Level 3	Total
Conversion Feature	—	—	16,881	16,881
Predecessor Earn Out Shares	—	1,800	—	1,800
OACB Warrants	3,082	—	—	3,082
	3,082	1,800	16,881	21,763

	31 December 2025
	Level 1	Level 2	Level 3	Total
Conversion Feature	—	—	38,732	38,732
Predecessor Earn Out Shares	—	8,800	—	8,800
OACB Warrants	6,462	—	—	6,462
	6,462	8,800	38,732	53,994

The Group did not recognize any transfer of assets or liabilities between levels of the fair value hierarchy during the three months ended 31 March 2026.

Conversion Feature

The Conversion Feature had a fair value of $16.9 million as of 31 March 2026, resulting in $21.9 million of finance costs for the year ended 31 March 2026.

The fair value of the Conversion Feature is determined using a binomial option-pricing model that incorporates both observable market inputs and significant unobservable inputs.

The following table presents the assumptions and inputs that were used for the model in valuing the Conversion Feature:

	31 March 2026	31 December 2025
Share price	$3.43	$5.13
Volatility rate	34.7%	30.7%
Risk-free rate	18.7%	16.2%

F-23

Predecessor Earn Out Shares

The Predecessor Earn Out Shares had a fair value of $1.8 million as of 31 March 2026, resulting in $7.0 million of finance income for the three months ended 31 March 2026.

The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.

The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	31 March 2026	31 December 2025
Number of shares	19,165,000	19,165,000
Share price	$3.43	$5.13
Volatility rate	67.0%	60.0%
Risk-free rate	3.7%	3.5%

OACB Warrants

The OACB warrants had a fair value of $3.1 million as of 31 March 2026. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date. The change in fair value of the OACB Warrants resulted in $3.4 million of finance income for the three months ended 31 March 2026.

21.	Supplemental cash flow information

Supplement cash flow information for the three months ended 31 March 2026 and 2025 is included below:

	31 March
Non-cash investing and financing activities	2026	2025
Acquisition of property, plant and equipment in trade payables and other current liabilities	7,283	3,824
Acquisition of intangibles in trade payables and other current liabilities	14,966	1,207
Right-of-use assets obtained through new leases	259	3,074
Settlement of RSUs with shares	256	767
Settlement of trade payables through financing	1,582	—

F-24

22.	Subsequent events

The Group evaluated subsequent events through 8 June 2026, the date that the unaudited condensed consolidated interim financial statements were available to be issued.

On 11 May 2026, Alvotech announced that the U.S. Food and Drug Administration (FDA) has completed a routine cGMP surveillance inspection of the company’s manufacturing facility in Reykjavik, Iceland. At the conclusion of the inspection on 8 May 2026, the FDA issued a Form 483. The Company has stated that the observations are addressable and do not indicate material concerns with the site or its operations. On 4 June 2026, the Company announced the resubmission of Biologics License Applications (BLAs) to the FDA for AVT05 and AVT06 following the completion of the required data package and responses to the inspection observations. These applications relate to proposed biosimilars to Simponi®/Simponi Aria® and Eylea®, respectively. The timing and outcome of the FDA review process remain subject to regulatory review. Alvotech continues to expect FDA approval for the relevant BLAs during 2026.

On 8 June 2026, the Company announced that the FDA had accepted for review a BLA for AVT16, a proposed interchangeable biosimilar to Entyvio®. The timing and outcome of the FDA review process for this application remain subject to regulatory review. AVT16 is among Alvotech’s disclosed biosimilar candidates in immunology and form part of the company’s broader pipeline of biosimilar candidates aimed at expanding access to biologic medicines in major therapeutic areas. The BLA submission is supported by a comprehensive data package, including analytical, pharmacokinetic, and immunogenicity data generated to support the demonstration of biosimilarity between AVT16 and the reference product.

F-25